1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 5, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) PROPOSED ELECTION OF DIRECTORS

On 5 January 2015, the Board of the Company proposed the election of Mr. Ge Honglin as an executive Director, Mr. Liu Caiming as a non-executive Director and Ms. Chen Lijie as an independent non-executive Director. The abovementioned proposed appointment shall be subject to the approval by shareholders at the EGM.

RESIGNATION OF DIRECTORS

Reference is made to the announcements of Aluminum Corporation of China Limited* (the "Company") dated 27 June 2014, 16 September 2014 and 18 December 2014 respectively in relation to the resignation of Mr. Wu Jianchang, Mr. Sun Zhaoxue and Mr. Xiong Weiping as directors of the Company ("Directors"). Mr. Sun Zhaoxue resigned as a non-executive Director and Mr. Xiong Weiping resigned as an executive Director and chairman with effective from 16 September 2014 and 18 December 2014, respectively. Mr. Wu Jianchang resigned as an independent non-executive Director for personal reasons and his resignation will be effective upon the approval on the election of a new independent non-executive Director at the EGM. Mr. Wu Jianchang confirmed that he has no disagreement with the board of Directors of the Company (the "Board") and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company ("Shareholder(s)").

PROPOSED ELECTION OF DIRECTORS

According to the requirements of the Articles of Association of the Company, the Board consists of nine Directors. In order to fill the vacancy caused by the abovementioned resignation of Directors, and as recommended by Aluminum Corporation of China, the Shareholder of the Company, on 5 January 2015, the Board resolved to convene the 2015 First Extraordinary General Meeting ("EGM") to elect Mr. Ge Honglin ("Mr. Ge") as an executive Director, Mr. Liu Caiming ("Mr. Liu") as a non-executive Director and Ms. Chen Lijie ("Ms. Chen") as an independent non-executive Director ("Proposed Election"). The appointment of Mr. Ge, Mr. Liu and Ms. Chen ("Proposed Directors") shall be subject to the approval at the EGM convened by the Company on 26 February 2015. Biographical details of the Proposed Directors are set out as follows:

Mr. Ge Honglin, aged 58, is currently the president of Aluminum Corporation of China. Mr. Ge graduated from University of Science & Technology Beijing majoring in metal materials and heat treatment (being engaged in doctoral dissertation research in University of Windsor of Canada from 1987 to 1989) and obtained a doctoral degree in engineering. He is a professor-level senior engineer and has more than 20 years of experience in metallurgic industry. Mr. Ge has conducted thorough research on fields such as metal materials, corporate governance and city affairs. He has acquired extensive theoretical knowledge and governmental and corporate working experience. He worked at Shanghai Steel Research Office () and served as vice director of research office, division chief of science research, assistant director and vice director. He acted as vice factory manager (temporary post) of Shanghai 5th Steel Factory (), director and vice president of Shanghai Metallurgical Holding (Group) Company, chairman of the board of Shanghai No. 5 Steel Group Company (), director, vice general manager of Shanghai Baosteel Group Corporation, director and officer of the technology centre of Shanghai Baogang Research Institute () and director of Group Planning Division, president of Shanghai No. 5 Steel Group Company and vice Mayor, acting Mayor and Mayor of Chengdu Municipal Peoples Government.

Mr. Liu Caiming, aged 52, is currently a deputy general manager of Aluminum Corporation of China. He graduated from Fudan University majoring in political economics and obtained the doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation (), deputy general manager of China Non-ferrous Metals Construction Group Limited (), deputy general manager of China Non-ferrous Construction Group Limited (), director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd. (), and deputy general manager of China Nonferrous Metal Mining and Construction (Group) Co., Ltd. (). Mr. Liu also has acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Provincial People's Government and assistant to the governor of Yunnan Province and director of SASAC. From January 2007 and February 2011, Mr. Liu acted as deputy general manager of Aluminum Corporation of China, during which, he acted as chairman of Yunnan Copper Industry (Group) Co., Ltd. (), and president of China Copper Co., Ltd. (). He acted as senior vice president and chief financial officer of the Company since 23 February 2011 and executive Director of the Company since 31 May 2011. Mr. Liu resigned as executive Director, chief financial officer and senior vice president of the Company and was re-designated as non-executive Director on 8 March 2013 and resigned as non-executive Director of the Company on 18 March 2014.

Ms. Chen Lijie, aged 60. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

To the knowledge of the Board, save as disclosed above, the above Proposed Directors do not hold any directorship in other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years. They do not have any relationship with any Director or senior management of the Company, nor do they hold any position in the Company or any of its subsidiaries. As at the date of this announcement, the Proposed Directors do not have any interest in the shares of the Company or its associated corporations within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Save as disclosed above, there is no information in relation to the above Proposed Election that needs to be disclosed pursuant to any of the requirements set out in Rule 13.51(2)(h) to (v) of the Listing Rules of The Stock Exchange of Hong Kong Limited, nor are there any matters that need to be brought to the attention of the Shareholders.

Those Proposed Directors shall hold office from the conclusion of the EGM and till the election of the sixth session of the Board of the Company. Upon approval on the election of the Proposed Directors as Directors to the fifth session of the Board at the EGM, the Company will enter into a service contract with the Proposed Directors and determine the respective remuneration according to the relevant remuneration policy of the Company.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary
Beijing, the PRC
5 January 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

*For identification purpose only
About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary